Exhibit 12.1

SL Green Realty Corp.

Ratio of Earnings to Combined Fixed Charge and Preferred Stock Dividends

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings

Income from continuing operations	$112,166	$73,660	$48,788	$33,295	$31,669
Add: joint venture cash distributions	128,305	112,540	200,857	193,144	36,469
Interest	268,608	94,799	75,819	61,197	44,001
Amortization of loan costs expensed	16,655	4,425	4,461	3,274	3,844
Portion of rent expense representative of interest	23,276	17,850	16,915	12,788	12,546

Total earnings	$549,010	$303,274	$346,840	$303,698	$128,528

Fixed Charges and Preferred Stock Dividends

Interest	$268,608	$94,799	$75,819	$61,197	$44,001
Preferred stock dividends	19,875	19,875	19,875	16,258	7,712
Interest capitalized	5,118	8,529	6,849	433	—
Portion of rent expense representative of interest	23,276	17,850	16,915	12,788	12,546
Amortization of loan costs expensed	16,655	4,425	4,461	3,274	3,844

Total Fixed Charges and Preferred Stock Dividends	$333,532	$145,478	$123,919	$93,950	$68,102

Ratio of earnings to combined fixed charges and preferred stock dividends	1.65	2.08	2.80	3.23	1.89